

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2019

John M. Maraganore, Ph.D.
Chief Executive Officer
Alnylam Pharmaceuticals, Inc.
300 Third Street
Cambridge, MA 02142

      **Re: Alnylam Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 11, 2019
           File No. 001-36407**

Dear Dr. Maraganore:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Healthcare & Insurance

cc: Gregg L. Katz, Esq.